EXHIBIT 12.1

BOISE CASCADE CORPORATION AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

						Six Months Ended
	Year Ended December 31					June 30
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	1997	1998	1999	2000	2001	2001	2002
	_______	_______	_______	_______	_______	_______	_______
	(thousands)

Interest costs	$137,350	$159,870	$146,124	$152,322	$128,970	$66,928	$60,990
Guarantee of interest on ESOP debt	16,341	14,671	12,856	10,880	8,732	4,545	3,407
Interest capitalized during the period	10,575	1,341	238	1,458	1,945	651	2,413
Interest factor related to noncapitalized leases (a)	11,931	11,308	13,065	13,394	11,729	6,102	5,670
Adjustable conversion-rate equity security unit distributions	-	-	-	-	947	-	6,568
	_______	_______	_______	_______	_______	_______	_______
Total fixed charges	$176,197	$187,190	$172,283	$178,054	$152,323	$78,226	$79,048
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Income (loss) before income taxes, minority interest, and cumulative effect of accounting change	$(28,930)	$(16,878)	$355,940	$298,331	$(47,611)	$(23,883)	$(29,030)
Undistributed (earnings) losses of less than 50%- owned entities, net of distributions received	5,180	3,791	(6,115)	(2,061)	8,039	4,023	2,055
Total fixed charges	176,197	187,190	172,283	178,054	152,323	78,226	79,048
Less: Interest capitalized	(10,575)	(1,341)	(238)	(1,458)	(1,945)	(651)	(2,413)
Guarantee of interest on ESOP debt	(16,341)	(14,671)	(12,856)	(10,880)	(8,732)	(4,545)	(3,407)
	_______	_______	_______	_______	_______	_______	_______
Total earnings (losses) before fixed charges	$125,531	$158,091	$509,014	$461,986	$102,074	$53,170	$46,253
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Ratio of earnings to fixed charges	-	-	2.95	2.59	-	-	-

Excess of fixed charges over earnings before fixed charges	$50,666	$29,099	$-	$-	$50,249	$25,056	$32,795

(a)	Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.